PE
4/1/02

02029883

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

2 April 2002

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

Holding in Prudential plc.

1. Name of shareholder having a major interest:

   Barclays PLC

2. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   Beneficial interest of Barclays PLC through its subsidiary Barclays Bank PLC

3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

   Various

4. Number of shares/amount of stock acquired:

   See additional information

5. Percentage of issued class:

   See additional information

6. Number of shares/amount of stock disposed:

   N/A

7. Percentage of issued class:

   N/A

8. Class of security:

   Shares of 5p each

9. Date of transaction:

   28 March 2002

10. Date company informed:

    2 April 2002

11. Total holding following this notification:

See additional information

12. Total percentage holding of issued class following this notification:

See additional information

Additional Information:

Barclays PLC notified us on 2 April 2002 that it ceased to have a notifiable interest of 3.00% or above in the capital of Prudential plc.

-ENDS-

Contact name for Enquiries

Jennie Webb

0207 548 6027

Company official responsible for making notification

Jackie Cross, Assistant Group Secretary

020 7548 3446

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 2 April 2002

By: ______________________

Title: Assistant Group Secretary